NATUZZI S.P.A.

July 7, 2017

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Natuzzi S.p.A.

Form 20-F for the Year Ended December 31, 2015

Filed May 23, 2016

File No. 1-11854

Dear Mr. Cash:

As discussed on a telephone call with members of the staff (the “Staff”) of the Securities and Exchange Commission held on June 2, 2017, Natuzzi S.p.A. (the “Company”) is submitting this draft supplemental response letter in order to provide the Staff with additional information relating to the Company’s previous response dated April 21, 2017 (the “April Letter”).

Review of manual journal entries

With reference to the Company’s April Letter and the recent call, the following details the explanations provided on the call by the Company and its auditor regarding the Company’s conclusions as to the effectiveness of its internal control over financial reporting (“ICOFR”) as of December 31, 2015. As described below, during 2015, the Company identified a deficiency in its ICOFR that led it, out of an abundance of caution, to expand the testing population of the manual journal control and to perform supplemental testing of such control as part of the financial statement close process (“FSCP”). Nevertheless, the Company concluded, and confirms to the Staff its conclusion, that the deficiency did not constitute a material weakness in light of existing controls in place as of December 31, 2015 and the Company’s analysis of the severity of the deficiency in accordance with relevant SEC guidance. The Company’s prudent decision to perform additional testing should not give rise to any inference that its ICOFR was not effective, which would only serve to discourage management from exercising the highest degree of care in carrying out its responsibility to assess the Company’s ICOFR as of the end of the relevant reporting period.

a)	Background of the decision to complete the testing on manual journal entries by expanding the testing population of the manual journal control

The Company’s internal control framework is based on seven significant classes of transactions (“SCOT”), in particular:

-	Purchases
-	Warehouse
-	Sales
-	Payroll
-	Treasury
-	Assets
-	FSCP

The controls around the FSCP include a control pertaining to the review of manual journal entries, which is designed to ensure the proper authorization and documentation of manual journal entries. Prior to the December 2015 ICOFR assessment, this control was executed on manual journal entries relating to non-routine transactions only, using a threshold of Euro 500 thousand. As part of the FSCP, it was performed between January and April of the year following the relevant fiscal year. In previous years, this control produced no exceptions. Thus, it had always been sufficiently precise as designed.

During 2015, following the reassignment of roles and responsibilities in the Company’s organization, which was one of the consequences of the implementation of the Company’s Transformation Plan, potential exceptions were identified to the Company’s IT segregation of duties (“SOD”) guidelines. As described in the April Letter, in response to such potential exceptions, in October 2015 the Company implemented a monitoring control related to access rights, which included additional review of transactions performed by personnel with potential conflicting access rights. These monitoring activities regarding potential SOD exceptions continued until April 2016 and did not identify any improper activity.

As the above monitoring control was still operating during the FSCP, when the manual journal entry control would normally operate, in connection with the review of transactions performed by such personnel the Company decided, for the sake of additional prudence and not out of necessity, to expand its testing procedures over manual journal entries to include routine transactions as part of the testing population. This was done despite the existence of compensating controls over manual journal entries already operating in the relevant business

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processes, which were tested and determined to be effective. The journal entries subject to compensating controls included, but were not limited to, manual journal entries related to:

-	salaries, for which the controls around Payroll operated to ensure that such entries were properly authorized and correctly posted;
-	interest paid, which were subject to other controls in Treasury to ensure that bank accounts were duly reconciled;
-	provisions for legal claims, for which other controls operated around the FSCP to verify the accuracy and completeness of the provision to be posted to the financial statements on the basis of legal opinions, among other factors;
-	invoices to be received, which were subject to other controls around Purchases that operated to ensure that such invoices were posted in accordance with orders and receipt of goods; and
-	sales provisions, for which the controls around Sales ensured such provisions were properly calculated and posted.

The foregoing controls are not a complete population of relevant compensating controls. The Company has similar compensating controls in place, which, together with the compensating controls listed above, cover the entire population of journal entries related to routine transactions. Further, each compensating control (both described in and omitted from this letter) was designed at an appropriate level of precision and operated effectively as of December 31, 2015.

Although it was (and remains) the case, based on the assessment management performed, that these already existing and tested effective business process controls would have identified material inappropriate or unauthorized manual journal entries relating to routine transactions, in an abundance of caution due to the IT SOD exceptions, the Company determined to expand the manual journal entry control within the FSCP framework also to cover routine transactions. Having commenced the testing of the expanded population of manual journal entries, the Company determined that it should complete it prior to filing the annual report on Form 20-F for the year ended December 31, 2015 (the “2015 Form 20-F”).

The Company initially performed the extended testing over the expanded population of manual journal entries using the same Euro 500 thousand threshold that had been used for non-routine transactions. Due to the inclusion of manual journal entries deriving from routine transactions, and the resulting increase in the testing population, such threshold proved insufficient, since the total population that was excluded from review was Euro 28.5 million, of which Euro 0.8 million related to non-routine transactions and Euro 27.7 million related to routine transactions.

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As a result of this deficiency, the Company decided to complete its testing procedure over manual journal entries reducing the threshold from Euro 500 thousand to Euro 100 thousand, in order to cover the residual portion of items not initially subject to testing. The completion of testing using the lower threshold took longer than expected (it was not in fact completed until May 2016), but resulted in a coverage over manual journal entries of 99.8%, with a remaining untested population of Euro 984 thousand, significantly lower than the Company’s materiality level for the 2015 ICOFR assessment.

Such additional testing over the Euro 28.5 million population confirmed the results already obtained on the initial population subject to testing, noting no exceptions either in the accuracy or in the appropriate authorization of entries.

b) The deficiency regarding the manual journal entry threshold was not a material weakness in ICOFR at December 31, 2015

The Company assessed the severity of the deficiency in the manual journal entry control threshold in accordance with Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, the COSO framework, and Public Company Accounting Oversight Board standards and releases. As a result of this assessment, the Company concluded that the deficiency did not constitute a material weakness.

In determining whether there was a reasonable possibility that the deficiency (alone or in combination with others) could cause a material misstatement, the Company considered the following risk factors relating to the manual journal entries pertaining to routine transactions:

-	Manual journal entries connected to routine transactions derive from routine processes, which are inherently low(er) risk and with low(er) complexity or judgment required, and which were already subject to other (effective) SCOT level controls. Such controls had also ensured that the related assets/liabilities were not particularly susceptible to loss or fraud. The risk of a material misstatement could therefore reasonably be anticipated to be lower than the risk related to non-routine transactions;

-	This control over the expanded population of manual journal entries was put in place only as a matter of prudence in response to the IT SOD exceptions and could therefore be considered as “one-off” in nature and largely redundant, since it complemented the Company’s IT monitoring control over transactions performed by potential unauthorized users and was in addition to the already existing SCOT level controls;

-	The cause of the deficiency was that the control testing threshold was not adapted for routine transactions, and therefore the detected control exception was that too large a manual journal entry population was not initially subject to testing. While expanding the control to cover routine, as well as non-routine, manual journal entries was done out of
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prudence and not necessity, on reflection, the testing threshold should have been adapted before executing the control.

In addition, the Company considered whether any of the following factors was present as it related to the deficiency (alone or in combination with the other identified deficiencies):

-          Identification of fraud, whether or not material, on the part of senior management

o	There was no such indication in 2015 or any prior years.

-          Restatement of previously issued financial statements to reflect the correction of a material misstatement

o	There was no such restatement required.

-          Identification of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company's ICOFR

o	There was no such identification of a material misstatement. Also, the Company noted that the 2015 audit had not identified material corrected or uncorrected audit differences

-          Ineffective oversight of the company’s external financial reporting and ICOFR by the company's audit committee

o	The Company assessed that this was not the case, given the nature of the deficiencies identified and the frequency of communication with the Audit Committee.

Taking all of the above into account, the Company concluded that the deficiency in the manual journal entry control related to routine transactions (alone and in combination with the other control deficiencies) did not represent a material weakness.

Although there was no indication of a material weakness, the deficiency around the review threshold, in combination with other deficiencies the Company noted in its FSCP, led to the conclusion that a significant deficiency existed in the Company’s FSCP.

During 2016, the Company successfully implemented a remediation plan, shared with the Audit Committee, that aimed, among other things, to remediate the SOD issues noted during the 2015 ICOFR assessment. In particular, due to the implementation of monthly controls to monitor access rights and a specific SAP module to prevent potential conflicting access rights, such SOD issues were resolved. As a consequence, the control over manual journal entries was once again limited to covering only non-routine journal entries, as in previous years. The results of the 2016 ICOFR assessment performed by the Company showed no deficiencies in this control.

Disclosure controls and procedures

In addition, the Company is advising the Staff that, as a result of the Staff’s disagreement with management’s conclusion as to the effectiveness of the Company’s disclosure controls and

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procedures as of December 31, 2015, the Company has decided to amend its 2015 Form 20-F to update (i) its assessment of the effectiveness of its disclosure controls and procedures as of December 31, 2015 and (ii) the certifications required by Rule 13a-14(a) set forth in exhibits 12.1 and 12.2.

Subject to final resolution of the points described in this letter, we will amend the 2015 Form 20-F as follows (additional text italicized):

Disclosure Controls and Procedures — The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on the Company’s evaluation of its disclosure controls and procedures and, since the Company failed to complete its evaluation of internal control over financial reporting by the deadlines prescribed in the SEC’s rules and forms, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2015 to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, and that it is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company timely filed its annual report on Form 20-F for the year ended December 31, 2016 and concluded that its disclosure controls and procedures were effective as of the end of the period covered by such report.

The Company acknowledges that it and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +39 080 882 0111.

[signature page follows]

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Sincerely,

/s/ Vittorio Notarpietro

Vittorio Notarpietro

Chief Financial Officer

cc:       Pietro Fioruzzi

Cleary Gottlieb Steen & Hamilton LLP

David Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

Natuzzi Response Letter – Signature Page